UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A



                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

        NANO SUPERLATTICE TECHNOLOGY INC., F/K/A WIGWAM DEVELOPMENT, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                   63008A 10 7
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                                 (CUSIP Number)

MITCHELL S. NUSSBAUM, ESQ., LOEB & LOEB LLP, 345 PARK AVENUE, NEW YORK, NY 10154
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MAY 26, 2004
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             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                (Page 1 of 5 Pages)



_______________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 20033230_2                   13D/A                   Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        WEN CHAO HSIN
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

        N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        TAIWAN
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NUMBER OF        7     SOLE VOTING POWER

SHARES                  -0-
                ----------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER

OWNED BY                N/A
                ----------------------------------------------------------------
EACH             9     SOLE DISPOSITIVE POWER

REPORTING               -0-
                ----------------------------------------------------------------
PERSON WITH      10    SHARED DISPOSITIVE POWER

                        N/A
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
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14     TYPE OF REPORTING PERSON*

          IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.0001 per share ("Common Stock"), of Nano Superlattice Technology Inc., f/k/a Wigwam Development, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is No. 666 Jhensing Rd., Gueishan Township, Taoyuan County 333, Taiwan, ROC.

Item 2.  Identity and Background.

         (a) This Schedule 13D/A is filed by Wen Chao Hsin.

         (b) Mr. Hsin's business address is Miao Li City, Ching Cheng Road #449, Taiwan, ROC.

         (c) Mr. Hsin is a business consultant and is a member of the board of directors of Hwa-Hsin Medical Equipment Technology Inc.

         (d) During the past five years, Mr. Hsin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) .

         (e) During the past five years, Mr. Hsin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Hsin is a citizen of Taiwan.

Item 3.  Source and Amount of Funds and Other Consideration.

         Not applicable.

Item 4.  Purpose of Transaction.

         Not applicable.

Item 5.  Interest in Securities of the Company.

         (a) Mr. Hsin is the beneficial owner of -0- shares of Common Stock, representing 0% of the total issued and outstanding shares of Common Stock of the Company.

         (b) Not applicable

         (c) All of the shares of Common Stock beneficially owned by Mr. Hsin were redeemed by the Company and subsequently cancelled.

         (d) To the knowledge of Mr. Hsin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

         (e) Not applicable.

                                                               Page 4 of 5 Pages

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         None.

                                                               Page 5 of 5 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2004

                                       /s/ Wen Chao Hsin
                                       -----------------------------------------
                                           Wen Chao Hsin